Pricing Term Sheet	Filed pursuant to Rule 433
dated June 4, 2009	Issuer Free Writing Prospectus
Supplementing the Preliminary
Prospectus Supplement
dated June 4, 2009
(to Prospectus dated June 3, 2009)
Registration No. 333-159718
Exterran Holdings, Inc.
Offering of
$325,000,000 principal amount of
4.25% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated June 4, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated June 3, 2009, each as filed with the Securities and Exchange Commission, or SEC.

Issuer:	Exterran Holdings, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	EXH / The New York Stock Exchange (“NYSE”).

Trade Date:	June 5, 2009.

Settlement Date:	June 10, 2009.

Notes	4.25% Convertible Senior Notes due 2014 (the “Convertible Senior Notes”).

Aggregate Principal Amount Offered:	$325,000,000 principal amount of Notes (or a total of $373,750,000 principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $48,750,000 principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price:	$1,000 per Note/ $325 million total.

Underwriting Discounts and Commissions:	$26.25 per Note / $8.5 million total.

Proceeds, Before Expenses, to the Issuer:	$973.75 per Note / $316.5 million total.

Maturity	The Notes will mature on June 15, 2014 unless earlier converted or, upon a fundamental change, repurchased at the holder’s option.

Estimated Expenses of Issuer, excluding Underwriting Discounts and Commissions:	$610,000

Interest Rate:	4.25% per year.

Interest Payment Dates	Interest will accrue from the Settlement Date and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009, to holders of record as of the close of business on the immediately prior June 1 or December 1, as the case may be.

Reference Price:	$18.67 per share of the Issuer’s common stock, the last sale of the

Issuer’s common stock on June 4, 2009.

Conversion Premium:	24.00% above the Reference Price.

Initial Conversion Price:	Approximately $23.15 per share of the Issuer’s common stock.

Initial Conversion Rate:	43.1951 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Conversion Trigger Price:	Approximately $30.10, which is 130% of the Initial Conversion Price.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $315.9 million (or a total of approximately $363.3 million if the underwriters exercise their over-allotment option to purchase up to $48,750,000 principal amount of additional Convertible Senior Notes in full), after deducting underwriting discounts and commissions and estimated expenses related to the offering. The Issuer intends to use (i) $36.3 million of the net proceeds from the Convertible Senior Notes Offering to pay the cost of the convertible note hedge transactions (taking into account the proceeds of the warrant transactions) and (ii) the remaining net proceeds to repay approximately $144.6 million of indebtedness outstanding under the Issuer’s revolving credit facility and approximately $135.0 million of indebtedness outstanding under the Issuer’s asset-backed securitization facility.

Capitalization:	The following table replaces the table set forth on page S-36 of the preliminary prospectus supplement for the Convertible Senior Notes Offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional notes:

	As of March 31, 2009
(in thousands)	Actual	As adjusted

Cash and cash equivalents	$113,580	$113,580

Long-term debt:
Revolving credit facility due August 2012(1)	309,591	165,002
Term loan	800,000	800,000
2007 asset-backed securitization facility notes due July 2012(1)	900,000	765,000
Partnership’s revolving credit facility due October 2011	282,750	282,750
Partnership’s term loan facility due October 2011	117,500	117,500
4.75% convertible senior notes due January 2014	143,750	143,750
Convertible senior notes offered hereby(2)	—	235,558
Other, interest at various rates, collateralized by equipment and other assets	317	317

	2,553,908	2,509,877
Less current maturities	(99)	(99)

Total long-term debt	2,553,809	2,509,778

Exterran stockholders’ equity:
Common stock, $0.01 par value per share	680	680
Additional paid-in-capital(2)	3,360,325	3,412,000
Accumulated other comprehensive loss	(103,453)	(103,453)
Accumulated deficit	(1,075,496)	(1,075,496)
Treasury stock	(201,352)	(201,352)

Total Exterran stockholders’ equity	1,980,704	2,032,379

Total capitalization	$4,534,612	$4,542,256

(1)	As of April 30, 2009, we had $314.0 million and $900 million in outstanding borrowings under our revolving credit facility and our asset-backed securitization facility, respectively.

(2)	We adopted FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlements) (“FSP APB 14-1”), on January 1, 2009. The net proceeds from this offering will be allocated between debt and equity based on FSP APB 14-1. The debt component will have a discount of $89.4 million, reducing the outstanding debt balance and increasing “Additional paid-in capital” by $58.1 million, net of tax.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose to initially offer the Convertible Senior Notes at a price of 100% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.575% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any.

The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds to the Issuer, before estimated offering expenses payable by the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per note	Without option	With option
Public offering price	$1,000.00	$325,000,000	$373,750,000
Underwriting discount	$26.25	$8,531,250	$9,810,938
Proceeds, before expenses, to the Issuer	$973.75	$316,468,750	$363,939,062

Joint Book-Running Managers:	J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Credit Suisse Securities (USA) LLC

Co-Managers:	ABN AMRO Incorporated, Calyon Securities (USA) Inc, Citigroup Global Markets Inc., Fortis Securities LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and Johnson Rice & Company L.L.C.

CUSIP Number:	30225X AA1

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate shall be increased for certain conversions in connection with a make-whole fundamental change based on the stock price and effective date for such make-whole fundamental change:

Stock Price	$18.67	$25.00	$32.50	$40.00	$47.50	$55.00	$62.50	$70.00	$77.50	$85.00	$92.50	$100.00	$107.50
Effective Date
June 10, 2009	10.3668	7.0699	4.4931	3.1499	2.3470	1.8192	1.4477	1.1730	0.9623	0.7961	0.6624	0.5530	0.4623
June 15, 2010	10.3668	6.7076	4.0683	2.7715	2.0321	1.5621	1.2385	1.0023	0.8224	0.6809	0.5670	0.4736	0.3960
June 15, 2011	10.3668	6.1198	3.4408	2.2362	1.5992	1.2157	0.9605	0.7775	0.6391	0.5303	0.4424	0.3700	0.3095
June 15, 2012	10.3668	5.1861	2.5310	1.5084	1.0376	0.7804	0.6179	0.5036	0.4172	0.3487	0.2926	0.2458	0.2061
June 15, 2013	10.3668	3.5689	1.1706	0.5507	0.3573	0.2726	0.2212	0.1838	0.1543	0.1302	0.1101	0.0929	0.0782
June 15, 2014	10.3668	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	if the stock price is greater than $107.50 per share (subject to adjustment), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $18.67 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	Notwithstanding the foregoing, in no event will the conversion rate exceed 53.5619 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments” in the preliminary prospectus supplement for the Convertible Senior Notes Offering.

Convertible Note Hedge and Warrant Transactions:	The convertible note hedge transactions cover, subject to anti-dilution adjustments, approximately 14,038,408 shares of the Issuer’s common stock. Separately and concurrently with entering into the convertible note hedge transactions, the Issuer entered into warrant transactions whereby the Issuer sold to each of the hedge counterparties warrants to acquire, subject to customary anti-dilution adjustments, approximately 14,038,408 shares of the Issuer’s common stock. The warrant transactions have an initial strike price equivalent to 175% of the Reference Price. The cost of the convertible note hedge transactions, after being partially offset by the proceeds from the sale of the warrants, was approximately $36.3 million. If the underwriters exercise their over-allotment option to purchase additional notes, the Issuer will not sell additional warrants or enter into additional convertible note hedge transactions.

Supplemental Pro Forma Ratio of Earnings to Fixed Charges	After giving effect to this offering and the application of the net proceeds of this offering as above described, the ratio of earnings to fixed charges would have been 2.0x for the three months ended March 31, 2009. Due to the Issuer’s loss for the year ended December 31, 2008, the ratio was less than 1:1. The Issuer would have had to generate additional pre-tax earnings of $1,005.4 million to achieve coverage of 1:1.

The Issuer has filed a registration statement (including an accompanying prospectus) dated June 3, 2009 and a preliminary prospectus supplement dated June 4, 2009 with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.
This communication should be read in conjunction with the registration statement dated June 3, 2009, the accompanying prospectus and the preliminary prospectus supplement dated June 4, 2009. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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